Art Basel update: Sam Gilliam Inbox ×

Anthony DeSimone, Masterworks <adesimone@investors.masterworks.com>
to me

Sam,

We noticed you missed out on our latest offering featuring Sam Gilliam. It's one of his famous Slice paintings from the early 70s, a style we've previously sold at an attractive profit to investors in that offering—33.1% net annualized returns after 791 days held, good for our largest total net return to date—86%! Past performance not indicative of future returns.

We're always tracking the market for our works and last week, we saw another Gilliam Slice painting sell at Art Basel. It's about one-third the size of our painting, and our appraisals team believes it's a slightly less desirable example, but it still sold for a reported $1M asking price—just $200k less than our offering size!


Our Offering
Recent Sale
Untitled (1970)
55 X 110 in
Offering Size:
$1,227,000
Whispering Wind (1972)
28 X 71 in
Reported Sale Price:
$1,000,000
Sale Date: 12/06/2024

It's one private sale example, but we thought this might give you some idea of where the market for these Slice paintings has been lately, which we aim to capitalize on this demand long-term. If that appeals to you, invest in our Gilliam offering here, or view the offering circular below.

Thanks,

Anthony DeSimone

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Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

View offering circular here.